SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 28, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces an 'ila+' rating for a deferred private placement

PARTNER COMMUNICATIONS ANNOUNCES AN 'ilA+'
RATING FOR A DEFERRED PRIVATE PLACEMENT

ROSH HA'AYIN, Israel, November 28, 2018 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that further to the Company's reports dated September 13, 2017, and September 17, 2017, with respect to the agreement that the Company entered into for a private placement for additional Series F debentures in Israel, which will take place on December 4, 2018, S&P Global Ratings Maalot Ltd. has rated today the deferred private placement of the additional said Series F debentures with an 'ilA+' rating in a total amount up to NIS 150 million.

The offering described in this press release is made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For further information see S&P Maalot's report dated November 28, 2018 on: http://www.maalot.co.il/Publications/495/IRPar20181128100228.pdf or its informal English translation attached to the immediate report on Form 6-k to be furnished to the Securities and Exchange Commission.

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements. All statements other than statements of historical fact included in this press release, including statements relating to the closing of the deferred private placement of debentures, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

2

Partner Communications Co. Ltd.

November 28, 2018

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 150 Million Par Value Through A Future Private Placement Dated September 2017

Primary Credit Analyst

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company’s use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on November 28, 2018, the Hebrew version shall apply.

1	|	November 28, 2018	New Issuance

Partner Communications Co. Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 150 Million Par Value Through A Future Private Placement Dated September 2017

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 150 million par value to be issued by Partner Communications Co. Ltd. (ilA+/Stable) through the expansion of Series F through a future private placement dated September 17, 2017 (see our report published on September 17, 2017).

The proceeds from the issuance will be mainly used for the company’s ongoing activity.

For additional information on the rating and for other regulatory requirements, see our rating report dated August 13, 2018.

Rating Detail (As of 28-November-2018)

Partner Communications Co. Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Stable

Issue Rating(s)
Senior Unsecured Debt
Series C,D,F	ilA+

Rating History
Local Currency Long Term
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	09:43 28/11/2018
Time when the analyst first learned of the event	09:43 28/11/2018
Rating requested by	Issuer

2	|	November 28, 2018	www.maalot.co.il

Partner Communications Co. Ltd.

Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

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Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P’s opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Rating-related publications may be published for a variety of reasons that are not necessarily dependent on action by rating committees, including, but not limited to, the publication of a periodic update on a credit rating and related analyses.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P’s public ratings and analyses are made available on S&P Maalot’s website, www.maalot.co.il, and S&P Global’s website, www.standardandpoors.com and may be distributed through other means, including via S&P publications and third-party redistributors.

3	|	November 28, 2018	www.maalot.co.il

Partner Communications Co. Ltd.

August 13, 2018

Primary Credit Analyst:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact:

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Table of Contents

Rationale

Rating Outlook

Base-Case Scenario

Business Risk

Financial Risk

Liquidity

Modifiers

Reconciliation

Related Criteria And Research

Please note that this translation was made for convenience purposes and for the company’s use only and under no circumstances shall obligate S&P Global Ratings Maalot. The translation has no legal status and S&P Global Ratings Maalot does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on August 13, 2018, the Hebrew version shall apply.

Rating Affirmation	August 13, 2018	|	1

Partner Communications Co. Ltd.

Partner Communications Co. Ltd.

Affirmed Corporate Credit Rating	ilA+/Stable

Rationale
Business Risk	Financial Risk
● Continuous exposure to the characteristics of the Israeli communication market, including changes in regulation and intense competition.	● Consistently sound financial risk profile and low leverage.
● Decrease in free cash flow.
● Retaining a leading position in the mobile segment.
● “Adequate” liquidity.
● Continuous decrease in operating margins.

● Diversified activity in various communication segments and entry into the TV market

Outlook: Stable

The stable outlook reflects our assessment that in the next 12 months, Partner will maintain a financial policy supporting leverage levels and coverage ratios commensurate with the current rating, i.e. adjusted debt/EBITDA ratio of 3.0x-4.0x and EBITDA margin of 20%-30%. We also estimate that the Company will maintain a balance between liquidity and investments while generating positive free cash flows.

Downside Scenario

We may consider a negative rating action if the company’s liquidity profile or business risk profile weaken, e.g. as a result of significant deterioration in its operating measures and increasing volatility in the communication market. Furthermore, a negative rating would be possible if Partner’s operational performance deteriorates, such that its EBITDA margin drops below 20%, and the Company fails to take active steps to improve it. We may also consider a negative rating action if the Company’s adjusted debt/EBITDA exceeds 4.0x.

Upside Scenario

A positive rating action is possible if the company maintains its conservative financial policy over time while the market stabilizes and its operational profitability increases. In addition, we may consider a positive rating action should the company consistently present an adjusted debt/EBITDA ratio of up to 3.0x and an EBITDA margin exceeding 30%.

www.maalot.co.il	August 13, 2018	|	2

Partner Communications Co. Ltd.

Base-Case Scenario

In our base-case scenario we assume that revenues will continue to decline in 2018, among other things due to continued decrease in mobile revenues following Xfone’s entry. This decrease will be mitigated by an increase in revenues from two activities, internet (both through the wholesale market and on optic fibers) and TV. We estimate that volatility in the mobile market will continue into 2019, but will be mitigated by expected growth in TV and internet revenues.

We believe the TV activity adversely affects the Company’s EBITDA in the initial operation period, due to content and marketing expenses. This adverse effect will be mitigated by the increase in TV revenues and in market share until reaching the break-even point and profit. We believe penetration into the TV market is crucial for the Company in order to preserve its status in the communication market and decrease its dependence on mobile activity. We expect the Company’s free cash flow to continue decreasing in the medium term, but to remain positive at about NIS 300-500 million.

Principal Assumptions		Key Metrics*
●	Decrease in revenues in 2018 and expected volatility afterwards.		2017A	2018E	2019E

●	Annual capital expenditures (capex) of about NIS 400 million in 2018-2019.	EBITDA margin*	28.4%	23%-25%	23%-25%

●	Decrease in EBITDA due to market competition and investment in content and marketing.	FFO**/debt	39%	35%-40%	35%-40%

●	Decline in free cash flow due to increase in device investments in the TV activity.	Debt/EBIDTA	1.9x	2.0x-3.0x	2.0x-3.0x
●	No dividend distribution.	A – Actual, E – Estimate
		* The EBITDA margin increase is due to the implementation of IFRS 15 and is temporary.
		**FFO – funds from operations

Business Risk

Decrease in operating margin due to intense competition and entry into the TV market; maintaining a competitive position

We believe that the company’s business risk profile is supported by the following factors:

● Familiarity with the communication market.

● Persisting leading market position.

● Diversified operations.

On the other hand, we believe the company’s business risk profile is limited by the following factors:

● Exposure to the characteristics of the Israeli communication market, including tight regulation, intense competition in most segments and continuous instability, as evidenced by the entry of a new cellular operator (Xfone) having reinstated the former situation in the cellular market of decreasing ARPU (average revenue per user) and high churn rates. Partner’s ARPU decreased to NIS 58 in the first quarter of 2018 compared with NIS 61 in the first quarter of 2017. In addition, although Partner’s churn rate decreased to 8.8% in the first quarter of 2018 from 9.8% in the first quarter of 2017, we still consider this rate to be high.

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Partner Communications Co. Ltd.

● Decrease in operating margin, expected to somewhat accelerate with our assessment of larger expenditures on content in the initial period of operation in the TV market.

● Decrease in free operating cash flows in light of required infrastructure investments to operate the Company’s fiber-optic network and investments in set top boxes for the TV market.

We believe the Company’s entry into the TV market in 2017 to be supportive of its long-term operation, by expanding the Company’s portfolio and its customer base as it allows the company to offer triple packages. Nevertheless, entry into this market requires large investments on set top boxes, infrastructure, marketing and sales, as well as content. Although Partner completed most of the infrastructure work in 2016, we believe it faces additional investments as it expands its operations in this market, and that content-related investments are critical and costly and the company will have little discretion to reduce them. In 2017 the Company also started investing in the deployment of a fiber-optic network in order to provide faster internet capabilities than those currently offered in the market. This move and its marketing require large investments which may only yield returns in the medium- to long term.

Financial Risk

Good coverage ratios compared to peers; large investment needs

We believe that the company’s financial risk profile is supported by the following factors:

●   Continuous decrease in financial debt.

●   Good coverage and leverage ratios compared to peers.

●   “Adequate” liquidity underpinned by cash balance and cash flow generation.

●   Good access to credit sources.

These supporting factors are partly mitigated by our assessment of a decrease in free cash flow generation due to large investment needs in the Company’s TV activity and for internet infrastructure through fiber optics.

In the 12 months ended in March 2018, the Company presented an adjusted debt to EBITDA ratio of 1.8x, compared with 1.9x at year-end 2017 and 3.4x in 2016. The deleveraging in 2017 was partly due to a material decrease in debt and to an equity issuance, as well as to the effect of IFRS 15 implementation. Despite the expected investments, we estimate that the Company will maintain an adjusted debt to EBITDA ratio of 2.0x-3.0x in the upcoming year. In 2017, the Company’s free cash flow (after deduction of capital expenditures) was about NIS 635 million, compared with about NIS 870 million in 2016. We estimate that this decrease will continue, and that the Company’s free cash flow in the next two years will be NIS 300 million – NIS 500 million.

www.maalot.co.il	August 13, 2018	|	4

Partner Communications Co. Ltd.

Table 1.
Partner Communications Co. Ltd. — Financial Summary
Industry Sector: Diversified Telecom
	-- Fiscal year ended Dec, 31 --
(Mil. NIS)	2017	2016	2015	2014	2013
Revenues	3,268.0	3,544.0	4,111.0	4,400.0	4,519.0
EBITDA	927.5	751.0	993.5	1,276.0	1,268.0
Funds from operations (FFO)	683.8	569.2	743.8	997.8	988.9
Operating income	213 9	(26.5)	55.3	417.0	398.5
Interest Expense	208.6	154.6	203.5	205.5	258.7
Net income from continuing operations	114.0	52.0	(40.0)	162.0	135.0
Working capital changes	291.0	306.0	161.0	24.0	470.0
Cash flow from operations	1,010.6	1,073.1	1,001.8	1,059.0	1,589.7
Capital expenditures	376.0	196.0	359.0	432.0	482.0
Free operating cash flow	634.6	877.1	642.8	627.0	1,107.7
Dividends paid	0.0	0.0	0.0	0.0	0.0
Discretionary cash flow	634.6	877.1	642.8	627.0	1,107.7
Cash and short-term investments	1,017.0	1,168.0	926.0	663.0	481.0
Debt	1,755.2	2,517.2	3,417.5	3,961.3	4,511.2
Equity	1,434.0	1,111.0	1,020.0	1,039.0	840.3
Debt and equity	3,189.2	3,628.2	4,437.5	5,000.3	5,351.5
Adjusted ratios
Annual revenue growth (%)	(7.8)	(13.8)	(6.6)	(2.6)	(18.9)
EBITDA margin (%)	28.4	21.2	24.2	29.0	28.1
Return on capital (%)	6.3	(0.6)	1.2	8.1	7.5
EBITDA interest coverage (x)	4.4	4.9	4.9	6.2	4.9
FFO cash int. cov. (x)	5.4	6.7	6.9	9.2	6.9
Debt/EBITDA (x)	1.9	3.4	3.4	3.1	3.6
FFO/debt (%)	39.0	22.6	21.8	25.2	21.9
Cash flow from operations/debt (%)	57.6	42.6	29.3	26.7	35.2
Free operating cash flow/debt (%)	36.2	34.8	18.8	15.8	24.6
Discretionary cash flow/debt (%)	36.2	34.8	18.8	15.8	24.6
Debt/debt and equity (%)	55.0	69.4	77.0	79.2	84.3

2017 data are upward biased due to the first-time implementation of IFRS 15.

Liquidity: Adequate

The company’s liquidity is “adequate”, according to our criteria. We estimate that the company’s sources to uses ratio in the 12 months beginning on April 1, 2018 will exceed 1.2x. This assessment is mainly based on the current cash balance, good cash flow generation and proactive liquidity policy. The company’s good access to a variety of financing sources in the local capital market contributes to its liquidity assessment.

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Partner Communications Co. Ltd.

In our base-case scenario we assume that the company’s principal sources and uses for the 12 months starting April 1, 2018, are as follows:

Principal Liquidity Sources	Principal Liquidity Uses
● Cash and short-term deposits of about NIS 0.7 billion. ● Operating cash flow of about NIS 0.6 billion. ● Expansion of series F (signed) of about NIS 0.2 billion.	● About NIS 0.4 billion in debt maturities. ● About NIS 0.4 billion in maintenance capital expenditures.

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Neutral

Recovery Analysis

Key analytical factors

●	Following the initial implementation of our recovery rating criteria for corporate issuers, we are examining the recovery expectations of the various bond series in the case of a hypothetical default.

●	We are assigning Partner’s bond series (Series C,D,F) an ‘ilA+’ rating, identical to the issuer rating. The recovery rating for these series is ‘3’.

●	Our recovery expectations are constrained to the 50%-70% range despite the simplified waterfall, due to our assessment that the Company will replace unsecured debt with secured or senior debt.

Simulated default assumptions

●	Hypothetic year of default: 2023

●	A recession in the Israeli economy will lead to a decrease in consumption, to an increase in churn rates and to increased competition in most segments, adversely affecting the Company’s cash flows and liquidity, such that it is unable to meet its debt service payments.

●	As one of the Israeli communication market leaders, the Company will continue operating as a going concern, and undergo reorganization.

Simplified waterfall

●	Emergence EBITDA: about NIS 235 million

●	EBITDA multiple: 6.0x

●	Enterprise value as going concern: about NIS 1,405 million

●	Administrative costs: 5%

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Partner Communications Co. Ltd.

●	Net value available to unsecured creditors: about NIS 1,335 million

●	Unsecured debt claims: about NIS 1,040 million

●	Unsecured debt recovery expectation: 50%-70% (constrained as noted above)

●	Unsecured debt recover rating (1 to 6): 3

All debt amounts include six months’ prepetition interest.

(Mapping Recovery Percentages To Recovery Ratings - Group A Jurisdiction
For issuers with a speculative-grade issuer credit rating
		Nominal recovery expectations
Recovery rating*	Recovery description	Greater than or equal to	Less than	Issue rating notches relative to ICR
1+	Highest expectation, full recovery	100%	N/A	+3 notches
1	Very high recovery	90%	100%	+2 notches
2	Substantial recovery	70%	90%	+1 notch
3	Meaningful recovery	50%	70%	0 notches
4	Average recovery	30%	50%	0 notches
5	Modest recovery	10%	30%	-1 notch
6	Negligible recovery	0%	10%	-2 notch
Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail). ICR--Issuer credit rating.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Partner Communications Co. Ltd.’s 2017 consolidated data are:

●	Discounting long-term leases and adding them to reported debt, about NIS 470 million; increasing EBITDA by NIS 145 million and interest expenses by about NIS 35 million. These adjustments reflect annual rental payments and interest and depreciation components calculated from future rent payments discounted into financial debt.

●	Adjusting financial debt for postretirement benefit obligations – adding about NIS 30 million.

●	Adjusting financial debt for litigation – addition about NIS 30 million.

●	Deducting about NIS 760 million in surplus cash from reported financial debt.

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Partner Communications Co. Ltd.

Table 2.
Reconciliation Of Partner Communications Co. Ltd. Reported Amounts With S&P Global Ratings Adjusted Amounts (Mil. NIS)
	--Fiscal year ended Dec. 31, 2017--
Partner Communications Co. Ltd. reported amounts
			Interest		Cash flow from
	Debt	EBITDA	expense	EBITDA	operations
Reported	1,923.0	895.0	171.0	895.0	973.0
S&P Global Ratings adjustments
Interest expense (reported)	--	--	--	(171.0)	--
Interest income (reported)	--	--	--	2.0	--
Current tax expense (reported)	--	--	--	(34.0)	--
Trade receivables securitizations	--	--	1.8	(1-8)	72.0
Operating leases	472.1	147.5	33.9	113.6	113.6
Postretirement benefit obligations/deferred compensation	30.4	4.0	0.9	1.8	3.8
Surplus cash	(762.8)	--	--	--	--
Share-based compensation expense	--	20.0	--	20.0	--
Asset retirement obligations	20.5	--	1.0	(2.9)	11.1
Non-operating income (expense)
Reclassification of interest and dividend cash flows	--	--	--	--	(163.0)
Debt - Litigation	72.0	--	--	--	--
EBITDA - Other income/(expense)	--	(108.0)	--	(108.0)	--
EBITDA - Other	--	(31.0)	--	(31.0)	--
Total adjustments	(167.8)	32.5	37.6	(211.2)	37.6
S&P Global Ratings adjusted amounts
			Interest	Funds from	Cash flow from
	Debt	EBITDA	expense	operations	operations
Adjusted	1,755.2	927.5	208.6	683.8	1,010.6

Related Criteria And Research

●	Use Of CreditWatch And Outlooks, September 14, 2009

●	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

●	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, October 24, 2013

●	Group Rating Methodology, November 19, 2013

●	Corporate Methodology: Ratios And Adjustments, November 19, 2013

●	Corporate Methodology, November 19, 2013

●	Country Risk Assessment Methodology And Assumptions, November 19, 2013

●	Methodology: Industry Risk, November 19, 2013

●	Key Credit Factors For The Telecommunications And Cable Industry, June 22, 2014

●	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

●	Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016

●	Methodology For National And Regional Scale Credit Ratings, June 25, 2018

●	S&P Global Ratings Definitions, April 19, 2018

www.maalot.co.il	August 13, 2018	|	8

Partner Communications Co. Ltd.

Rating Details (As of 13-Aug-2018)

Partner Communications Co. Ltd.
Issuer rating(s)
Local Currency LT	ilA+/Stable

Issue rating(s)
Senior Unsecured Debt
Series C, D, F	ilA+

Issuer Rating history
Local Currency LT
28-July-2015	ilA+/Stable
20-June-2013	ilAA-/Stable
6-Dec-2012	ilAA-/Negative
10-Sep-2012	ilAA-/Watch Neg
19-Oct-2010	ilAA-/Negative
05-Oct-2009	ilAA-/Stable
17-Sept-2009	ilAA-
14-July-2009	ilAA-/Watch Dev
24-March-2009	ilAA-/Watch Pos
28-Oct-2008	ilAA-/Stable
25-Sept-2007	ilAA-/Positive
20-March-2007	ilAA-/Stable
28-July-2004	ilAA-
16-Feb-2004	ilA+
01-Aug-2003	ilA

Other Details
Time of the event	13/08/2018 16:16
Time when the analyst first learned of the event	13/08/2018 16:16
Rating requested by	Issuer

www.maalot.co.il	August 13, 2018	|	9

Partner Communications Co. Ltd.

Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

All rights reserved © No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P Maalot Ltd. or its affiliates (collectively, S&P). S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an “as is” basis.

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Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P’s opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P’s public ratings and analyses are made available on S&P Maalot’s website, www.maalot.co.il, and S&P Global’s website, www.standardandpoors.com and may be distributed through other means, including via S&P publications and third-party redistributors.

www.maalot.co.il	August 13, 2018	|	10

Partner Communications Company Ltd.

September 17, 2017

New Issuance

‘ilA+’ Rating Assigned To Deferred Private Placement Of Bonds Of Up To NIS 150 Million

Primary Credit Analyst

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Secondary Credit Analyst

Gil Avrahami, 972-3-7539719 gil.avrahami@spglobal.com

Please note that this translation was made for convenience purposes and for the company’s internal use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on September 14, 2017, the Hebrew version shall apply.

1	|	September 17, 2017	New issuance

Partner Communications Company Ltd.

New Issuance

‘ilA+’ Rating Assigned To Deferred Private Placement Of Bonds Of Up To NIS 150 Million

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 150 million par value to be issued by Partner Communications Company Ltd. (ilA+/Stable) through the expansion of Series F. This rating is assigned to the expansion scheduled for December 4, 2018. The rating for these bonds is assigned, among other things, based on an agreement to purchase Series F bonds in a deferred private placement, signed recently between the Company and institutional investors. We note that if material events occur that affect the Company’s rating before the issuance, they may also affect the rating of the bond.

The proceeds from this issuance will mainly be used to finance the Company’s ongoing operations.

For additional information on the company’s issuer rating and for additional regulatory requirements, see our rating report dated July 27, 2017.

Rating Detail (As of 17-Sep-2017)
Partner Communications Company Ltd.
Issuer Credit Rating(s)
Local Currency Long Term	ilA+/Stable

Issue Rating(s)
Senior Unsecured Debt
Series C,D,E, F	ilA+

Rating History
Local Currency Long Term
July 28, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
March 24, 2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
March 20, 2007	ilAA-/Stable
July 28, 2004	ilAA-
February 16, 2004	ilA+
August 01, 2003	ilA

Other Details
Time of the event	17/09/2017 13:15
Time when the analyst first learned of the event	17/09/2017 13:15
Rating requested by	Issuer

2	|	September 17, 2017	www.maalot.co.il

Partner Communications Company Ltd.

Credit Rating Surveillance

S&P Maalot is the commercial name of S&P Global Ratings Maalot Ltd. S&P Maalot conducts surveillance activities on developments which may affect the creditworthiness of issuers and specific bond series which it rates, on an ongoing basis. The purpose of such surveillance is to identify parameters which may lead to a change in the rating.

All rights reserved © No content (including ratings, credit-related analyses and data, valuations, model, software or other application or output therefrom) or any part thereof (Content) may be modified, reverse engineered, reproduced or distributed in any form by any means, or stored in a database or retrieval system, without the prior written permission of S&P Maalot Ltd. or its affiliates (collectively, S&P). S&P and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively S&P Parties) do not guarantee the accuracy, completeness, timeliness or availability of the Content. S&P Parties are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, for the results obtained from the use of the Content, or for the security or maintenance of any data input by the user. The Content is provided on an “as is” basis.

In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the Content even if advised of the possibility of such damages.

Credit-related and other analyses, including ratings, and statements in the Content are statements of opinion as of the date they are expressed and not statements of fact. S&P’s opinions, analyses, and rating acknowledgment decisions (described below) are not recommendations to purchase, hold, or sell any securities or to make any investment decisions, and do not address the suitability of any security. S&P assumes no obligation to update the Content following publication in any form or format. The Content should not be relied on and is not a substitute for the skill, judgment and experience of the user, its management, employees, advisors and/or clients when making investment and other business decisions. S&P does not act as a fiduciary or an investment advisor except where registered as such. While S&P has obtained information from sources it believes to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain nonpublic information received in connection with each analytical process. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P’s public ratings and analyses are made available on S&P Maalot’s website, www.maalot.co.il, and S&P Global’s website, www.standardandpoors.com and may be distributed through other means, including via S&P publications and third-party redistributors.

3	|	September 17, 2017	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: November 28, 2018